THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) PROPOSED RE-ELECTION AND ELECTION OF DIRECTORS AND

SUPERVISORS

(2) MAJOR AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

FINANCIAL SERVICES FRAMEWORK AGREEMENT

(3) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

AND PROCEDURAL RULES

AND

(4) NOTICE OF EGM

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

A notice convening the EGM to be held at 8:30 a.m. on Thursday, 26 December 2013 at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for use at the EGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

11 November 2013

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

“A Share(s)”	A share(s) of RMB1.00 each in the capital of the Company

“Announcements”	the announcements issued by the Company on 12 November 2004, 15 November 2007, 8 November 2010 and 16 March 2012 in relation to, among others, the continuing connected transactions contemplated under the financial services agreement dated 12 November 2004, the financial services agreement dated 15 November 2007, the financial services agreement dated 8 November 2010 and the agreement dated 16 March 2012 supplemental to the financial services agreement dated 8 November 2010 regarding the revision of annual cap, respectively

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board”	the board of Directors

“Cap(s)”	the maximum daily balance of deposits placed by the Company (including the corresponding interest accrued thereon) on any given day during the life of the Financial Services Framework Agreement

“CBRC”	China Banking Regulatory Commission

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSAHC Group”	CSAHC and its subsidiaries

“Directors”	directors of the Company

DEFINITIONS

“EGM”	the second extraordinary general meeting of 2013 of the Company to be convened on Thursday, 26 December 2013 for, among other things, considering, and, if thought fit, approving the proposed re-election and election of Directors and Supervisors, Financial Services Framework Agreement and proposed amendment to the Articles of Association and procedural rules

“Finance Company”	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability

“Financial Services Framework Agreement”	the financial services framework agreement dated 8 November 2013 entered into between the Parties

“Group”	the Company and its existing subsidiaries

“H Share(s)”	H share(s) of RMB1.00 each in the capital of the Company

“Independent Board Committee”	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to Financial Services Framework Agreement and the Caps

“Independent Financial Adviser”or “Asian Capital”	Asian Capital (Corporate Finance) Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Provision of Deposit Services and the proposed Cap contemplated under the Financial Services Framework Agreement

“Independent Shareholders”	shareholders of the Company other than CSAHC and its associates

“Latest Practicable Date”	8 November 2013, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Parties”	the Company and the Finance Company

DEFINITIONS

“PBOC”	the People’s Bank of China, the central bank of the PRC

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

“Provision of Deposit Services”	the provision of deposit of money services (including but not limited to time deposit, saving deposit) by the Finance Company to the Company pursuant to the Financial Services Framework Agreement

“Provision of Loan Services”	the provision of loan services (including credit line services) by the Finance Company to the Company pursuant to the Financial Services Framework Agreement

“Share(s)”	collectively, the H Shares and A Shares

“Shareholder(s)”	shareholder(s) of the Company

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
278 Ji Chang Road
Non-Executive Directors:	Guangzhou 510405
Si Xian Min (Chairman of the Board)	PRC
Wang Quan Hua
Yuan Xin An
Yang Li Hua

Executive Directors

Tan Wan Geng

Zhang Zi Fang

Xu Jie Bo

Li Shao Bin

Independent Non-Executive Directors:

Gong Hua Zhang

Wei Jin Cai

Ning Xiang Dong

Liu Chang Le

Supervisors:

Pan Fu (Chairman of the Supervisory Committee)

Li Jia Shi

Zhang Wei

Yang Yi Hua

Liang Zhong Gao

11 November 2013

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION AND ELECTION OF DIRECTORS AND

SUPERVISORS

(2) MAJOR AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

FINANCIAL SERVICES FRAMEWORK AGREEMENT

(3) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND

PROCEDURAL RULES

AND

(4) NOTICE OF EGM

LETTER FROM THE BOARD

1.	INTRODUCTION

Reference is made to the announcements of the Company dated 6 November 2013, 7 November 2013 and 8 November 2013. The purpose of this circular is, among other things, to provide you with more information in relation to (i) the proposed re-election and election of Directors and Supervisors; (ii) the Financial Services Framework Agreement; and (iii) the proposed amendment to the Articles of Association and its appendixes (three procedural rules), to enable you to make an informed decision on whether to vote for or against the resolutions at the EGM.

2.	PROPOSED RE-ELECTION AND ELECTION OF DIRECTORS AND SUPERVISORS

(1)	PROPOSED RE-ELECTION AND ELECTION OF DIRECTORS

Due to the term of appointment of each Director of the sixth session of the Board shall expire upon the conclusion of the EGM, according to the consideration opinion and recommendations of the nomination committee of the Company, the Board proposed to re-elect each of Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua as non-executive Directors of the seventh session of the Board for a term of three years, to re-elect Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Xu Jie Bo and Mr. Li Shao Bin as executive Directors of the seventh session of the Board for a term of three years, to re-elect and elect Mr. Wei Jin Cai, Mr. Ning Xiang Dong, Mr. Liu Chang Le and Mr. Tan Jin Song as independent non-executive Directors of the seventh session of the Board for a term of three years. The appointment of Directors for the seventh session of the Board shall become effective upon the approval from the Shareholders at the EGM.

Mr. Gong Hua Zhang, acting as an independent non-executive Director for the consecutive six years, will not stand for re-election as independent non-executive Director of seventh session of the Board according to the relevant laws and regulations. The term of office of Mr. Gong Hua Zhang shall expire upon the conclusion of the EGM and Mr. Gong Hua Zhang will also resign as the chairman of the audit committee, the member of the nomination committee and the member of remuneration and assessment committee of the Company upon the conclusion of the EGM. Mr. Gong Hua Zhang confirms that there is no disagreement between him and the Company and there is no matter in relation to his retirement that need to be brought to the attention of the Shareholders. The Company would like to thank Mr. Gong Hua Zhang for his contribution to the success of the Company.

The details of each of the nominated Directors are set out in the Appendix III on pages 42 to 46 of this circular.

(2)	PROPOSED RE-ELECTION AND ELECTION OF SUPERVISORS

Due to the term of appointment of each Supervisors of the sixth session of the Supervisory Committee shall expire upon the conclusion of the EGM, according to the recommendation of CSAHC, it is approved to nominate Mr. Pan Fu, Mr. Li Jia Shi and Ms. Zhang Wei as Supervisors representing the Shareholders of seventh session of the Supervisory Committee for a term of three years. The appointment of Supervisors for the seventh session of the Supervisory Committee shall become effective upon the approval from the Shareholders at the EGM.

LETTER FROM THE BOARD

The 23rd joint meeting of the third session of employees’ representatives meeting of the Company was held on 7 November 2013 and Ms. Yang Yi Hua and Mr. Wu De Ming were elected as Supervisors representing the employees of seventh session of the Supervisory Committee for a term of three years. The appointment of Supervisors representing the employees shall become effective upon the conclusion of the EGM. Due to the results of the joint meeting of the employees’ representatives meeting, the term of office of Mr. Liang Zhong Gao shall expire upon the conclusion of the EGM. Mr. Liang Zhong Gao confirms that there is no disagreement between him and the Company and there is no matter in relation to his retirement that need to be brought to the attention of the Shareholders. The Company would like to thank Mr. Liang Zhong Gao for his contribution to the success of the Company.

The details of each of the nominated Supervisors and Supervisors representing the employees are set out in the Appendix IV on pages 47 to 49 of this circular.

3.	FINANCIAL SERVICES FRAMEWORK AGREEMENT

(1)	FINANCIAL SERVICES FRAMEWORK AGREEMENT

Date

8 November 2013 (after trading hours)

Parties

(a)	The Company, its principal business activity of the Company is that of civil aviation.

(b)	The Finance Company, a non-wholly-owned subsidiary of CSAHC which is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

Subject matter

Pursuant to the Financial Services Framework Agreement, the Finance Company agreed to provide the following financial services to the Group:

LETTER FROM THE BOARD

Provision of Deposit Services

The Finance Company shall accept deposit of money from the Group at interest rates not lower than those set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain stated-owned commercial banks and listed commercial banks to control the risk. The Finance Company will ensure the Group is able to use the deposits at any time.

The Company is not subject to any extra charges for depositing money with the Finance Company. The interest rate (such as time deposit rate and saving deposit rate) for the Group’s deposits with the Finance Company shall not be lower than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher).

Provision of Loan Services

The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the Financial Services Framework Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The Finance Company shall not charge interest rates higher than those set by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group).

The interest rate for loans provided to the Group by the Finance Company shall not be higher than the basis rate allowed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall be equal to or lower than the rate charged by normal commercial banks in the PRC for comparable loans (whichever is lower).

The Company will make repayment of principal and payment for interest in accordance with the payment terms of the separate loan agreements as might be entered into between the Parties.

Provision of other financial services

Upon request by the Company, the Finance Company shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which the Finance Company are approved by CBRC to operate by entering into of separate agreements, which will set out the terms and conditions of such services. If the Company is approved to issue bond, the Finance Company can accept engagement by the Company to provide bond issuance or underwriting services, subject to the entering into of separate agreements. The Company will comply with the reporting, annual review, announcement and independent shareholders’ approval requirements of the Listing Rules if the transaction amount of other financial services contemplated under the Financial Services Framework Agreement would exceed the relevant threshold when entering into such separate written agreements.

LETTER FROM THE BOARD

For the other financial services provided by the Finance Company under the Financial Services Framework Agreement, the fees charged by the Finance Company for the provision of other financial services shall be fixed according to the rate of fees chargeable by the PBOC or the CBRC and, subject to the above principle, the fees chargeable shall be equal to or lower than the rate charged by the Finance Company against independent third parties for the same type of financial services.

The Company will make payment for such fees and commissions in accordance with the payment terms of the separate agreements for other financial services as might be entered into between the Parties. In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2016.

Term of the Financial Services Framework Agreement

The Financial Services Framework Agreement is for a fixed term of three years, commencing from 1 January 2014 to 31 December 2016, subject to the compliance with the applicable requirements under the Listing Rules and the approval of the Independent Shareholders being obtained.

Proposed annual Cap

Pursuant to the Financial Services Framework Agreement, unless agreed otherwise between the relevant Parties and conditional upon the approval by the Independent Shareholders being obtained, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests payable accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the Cap which is set at RMB6 billion on any given day.

The proposed Cap of RMB 6 billion is determined principally by reference to:

(i)	the cash flow position of the Group. The amount of cash and cash equivalents held by the Group as at 30 September 2013 were RMB16,031 million (unaudited);

(ii)	the revised cap of RMB6 billion for the two years ending 31 December 2013 for the Provision of Deposit Services under the agreement dated 16 March 2012 supplemental to the financial services agreement dated 8 November 2010 (details of which are provided in the Announcements);

LETTER FROM THE BOARD

(iii)	the maximum historical daily balance of the deposits of the Group with the Finance Company during the two financial years ended 31 December 2012 and the nine months ended 30 September 2013 (as provided below); and

(iv)	the expectation that the bank and cash balance of the Group shall not have any substantial changes under a stable operating environment of the Group, so the maximum daily amount of the deposits placed with the Finance Company shall maintain at a cap of RMB6 billion.

Historical figures

The historical figures relating to the Provision of Deposit Services, Provision of Loan Services and provision of other financial services, during the two financial years ended 31 December 2012 and nine months ended 30 September 2013, were as follows:

Deposit
interest
	Balance of the	Balance of the	income	Loan interest	Other
	deposits	outstanding	received from	payable to the	financial
	placed with	loans provided	the Finance	Finance	services fee
	the Finance	by the Finance	Company for	Company for	payable to the
	Company as	Company as	the financial	the financial	Finance
	at	at	period ended	period ended	Company
	RMB	RMB	RMB	RMB	RMB
	(’000,000)	(’000,000)	(’000,000)	(’000,000)	(’000,000)

31 December 2011	2,493	480	32	27	0
31 December 2012	2,307	426	61	30	0
30 September 2013	4,374	522	45	20	0

The historical maximum daily balance of the deposits with the Finance Company placed by the Group and the historical maximum daily balance of outstanding loans owned by the Group to the Finance Company, during the two financial years ended 31 December 2012 and nine months ended 30 September 2013, were as follows:

	For the financial year		For the nine
	ended		months ended
	31 December		30 September
	2011	2012	2013
	RMB (’000,000)		RMB (’000,000)
Maximum daily amount of deposits placed by the Group	3,952	5,889	5,808
Maximum daily amount of outstanding loans owed by the Group	690	680	526

LETTER FROM THE BOARD

The historical maximum daily amount of deposits placed by the Group was greater than the historical maximum daily amount of outstanding loans owed by the Group to the Finance Company because over 95% of the bank loans of the Group are denominated in US dollars (instead of in RMB), so as to meet the business need (i.e. payment for consideration of aircraft, etc) and facilitate daily financial operation of the Group. The Group can also take advantage of the continued appreciation of RMB against US$ which lower the cost of borrowing of the Group (i.e. income earned is denominated in RMB, while interest payment is denominated in US$) and enable the Group to record significant exchange gain as a result of such loan structure. In 2011 and 2012, the net exchange gains of the Group are RMB2,755 million and RMB267 million, respectively.

The loans provided by the Finance Company to the Group in the past were unsecured. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, it will comply with the then applicable requirements under the Listing Rules.

Reasons and benefits of the Financial Services Framework Agreement

The main reasons for the election by the Company to continue to use the Finance Company for the Provision of Deposits Services are as follows:

•	the Finance Company is a non-bank financial company established under the approval of the PBOC according to the “Administrative Measures for Enterprise Group Finance Companies” and with a financial license issued by CBRC;

•	the total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group);

•	the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Company is comparable to those charged by PRC banks for similar services;

•	the Finance Company is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, the capital risks are reduced through the introduction of risk control measures;

•	the Group usually receives interest on its money deposited with the Finance Company at rates which are no less favourable than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher). This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy better interest rates on depositing its current capital with the Finance Company than the PRC commercial banks can offer to the Group;

LETTER FROM THE BOARD

•	the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds 21.09% equity interest directly, and 12.89% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company’s profits;

•	pursuant to the relevant regulations of the PBOC and the CBRC, the customers of the Finance Company are principally limited to entities within the CSAHC Group (including the Group), thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to Group;

•	leveraging the Finance Company as the settlement platform, the Company can strengthen its centralized funds management and shorten the transit time for fund transfer;

•	the Company has appointed director representatives in the Finance Company to supervise the operation and management and the internal control of the Finance Company. Further, the Finance Company will report to the Company on a monthly basis regarding the status of the Company’s deposit and re-deposit with other commercial banks made by the Finance Company so as to strengthen the Company’s supervision over its deposit in the Finance Company;

•	on 31 March 2009, pursuant to the financial services agreement entered into between the Company and the Finance Company, CSAHC, as the controlling shareholder of the Finance Company, has undertaken to the Company the following:

•	the Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group;

•	the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

LETTER FROM THE BOARD

•	in respect of the Company’s deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and

•	as the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company;

•	the Board has passed the “The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited” on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn)) and carried out connected transactions with the Finance Company in accordance with this system, so as to ensure the safety and liquidity of the deposits placed by the Company with the Finance Company.

The Directors are of the opinion that the Provision of Deposit Services comptempated under the Financal Services Framework Agreement will not increase the indebtedness of Group and will not have a adverse effect on the sufficiency of the working capital of the Group.

The Board (including the independent non-executive Directors) considers that the terms of the Financial Services Framework Agreement and the proposed Caps in respect of the maximum daily balance of deposit (including the corresponding interests accrued thereon) are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its Shareholders as a whole.

Implications under the Listing Rules

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to the CSAHC Group. CSAHC, the controlling shareholder of the Company, directly and indirectly holding approximately 53.12% equity interests in the Company as at the Latest Practicable Date, is a connected person of the Company, The Finance Company is a non-wholly owned subsidiary of CSAHC thus also a connected person of the Company. As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

LETTER FROM THE BOARD

As the relevant percentage ratios for the Provision of Deposit Services is higher than 5% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and is subject to the reporting, annual review, announcement and the independent shareholders’ approval requirements under Rule 14A.48 of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules, and as the relevant applicable percentage ratios for the Provision of Deposit Services is higher than 25% but less than 75% on an annual basis, thus the Provision of Deposits Services also constitute a major transaction and is accordingly subject to the approval by the Shareholders under Chapter 14 of the Listing Rules.

The Provision of Loan Services provided by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms similar or even more favourable than those offered from independent third parties for comparable services in the PRC and which is exempt under Rule 14A.65(4) of the Listing Rules from all reporting, annual review, announcement and independent shareholders’ approval requirements since no security over the assets of the Group granted in respect of the loan.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2016, which fall within the de minimis threshold set out in the Rule 14A.33 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and independent shareholders’ approval requirements of the Listing Rules.

Among the 12 Directors, four connected Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in the Board meeting in respect of resolutions to approve the Financial Services Framework Agreement. All remaining eight Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Articles of Association.

CSAHC and its associates, who were directly and indirectly holding an aggregate of 5,214,820,000 Shares (representing approximately 53.12% of the issued share capital of the Company) as at the Latest Practicable Date, are required to abstain from voting in respect of the proposed resolution to approve the Financial Services Framework Agreement in the EGM.

The Company will comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the Provision of Loan Services and the other financial services by the Finance Company.

LETTER FROM THE BOARD

The Financial Services Framework Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

(2)	INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all four independent non-executive Directors has been formed to consider the Provision of Deposit Services and the proposed Caps contemplated therein so far as the Company and the Independent Shareholders are concerned as a whole. Asian Capital (Corporate Finance) Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

The Independent Board Committee, having taken into account and based on the recommendation of Asian Capital, considers that the Provision of Deposit Services and the proposed Caps are on normal commercial terms, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Independent Shareholders as a whole are concerned and in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors (including the independent non-executive Directors) recommend all the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve, among others, the Financial Services Framework Agreement and the proposed Caps.

4.	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND ITS APPENDIXES (THE PROCEDURAL RULES OF THE SHAREHOLDERS’ GENERAL MEETING, THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS AND THE PROCEDURAL RULES OF THE SUPERVISORY COMMITTEE)

A special resolution will be proposed at the EGM to approve the proposed amendment to the Articles of Association and its appendixes (the Procedural Rules of the Shareholders’ General Meeting, the Procedural Rules of the Board of Directors and the Procedural Rules of the Supervisory Committee) in order to ensure full compliance with the applicable PRC laws and regulations. The amended Articles of Association and its appendixes (the Procedural Rules of the Shareholders’ General Meeting, the Procedural Rules of the Board of Directors and the Procedural Rules of the Supervisory Committee) are subject to Shareholders’ approval at the EGM, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

The details of the proposed amendment to the Articles of Association and its appendixes (the Procedural Rules of the Shareholders’ General Meeting, the Procedural Rules of the Board of Directors and the Procedural Rules of the Supervisory Committee) are set out in the Appendix V on pages 50 to 57 of this circular.

LETTER FROM THE BOARD

5.	PROSPECTS

In the second half of 2013, the Company will continue to ensure the aviation safety and gradually to establish the long-term mechanism of safety management. The Company will pay close attention to the market change in order to firmly grasp business opportunity during the peak season, make timely adjustment on market strategy and improve the operational quality. The Company will increase the sense of crisis, strengthen the transit sales, accelerate the service transformation while maintain the strategic transformation. The Company shall intensify its effort to promote an effective and comprehensive budget management. In summary, facing with the severe and complicated operating environment, the Company will strive to achieve the targeted business objectives in 2013 in the second half of the year.

6.	EGM

A notice convening the EGM to be held at 8:30 a.m. on Thursday, 26 December 2013 at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for use at the EGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

In order to determine the list of Shareholders who are entitled to attend the EGM, the Company’s register of members will be closed from Tuesday, 26 November 2013 to Thursday, 26 December 2013, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the EGM, holders of H Shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Hong Kong Registrars Limited, at or before 4:30 p.m. on Monday, 25 November 2013 at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Whether or not you intend to attend the EGM, you are requested to complete and return (i) the reply slip in accordance with the instructions printed thereon not later than Friday, 6 December 2013 and (ii) the form of proxy enclosed in the notice of EGM in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy will not preclude you from attending the EGM and voting in person if you so wish.

7.	RECOMMENDATION

The Directors believe that all the resolutions proposed for consideration and approval by the Shareholders at the EGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the shareholders of the Company should vote in favour of the resolutions to be proposed at the EGM as set out in the notice of EGM.

LETTER FROM THE BOARD

8.	ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee as set out on pages 17 to 18 of this circular which contains its recommendation to the Independent Shareholders as to voting at the EGM and to the letter from Asian Capital as set out on pages 19 to 32 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Provision of Deposit Services and the proposed Caps.

Your attention is also drawn to the additional information set out in the Appendix to this circular.

By Order of the Board
Si Xian Min
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the letter of advice from the Independent Board Committee to the Independent Shareholders in respect of the Provision of Deposit Services and the proposed Caps, which has been prepared for the purpose of inclusion in this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

11 November 2013

To the Independent Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

FINANCIAL SERVICES FRAMEWORK AGREEMENT

INTRODUCTION

We refer to a circular (the “Circular”) of the Company dated 11 November 2013 of which this letter forms part. Terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you whether the Provision of Deposit Services and the proposed Caps contemplated under the Financial Services Framework Agreement are on normal commercial terms, in ordinary and usual course of business of the Company, fair and reasonable as far as the Company and the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Asian Capital (Corporate Finance) Limited has been appointed as the Independent Financial Adviser to advise us and the Independent Shareholders in this regard.

We wish to draw your attention to the letter from the Board as set out on pages 4 to 16 of the Circular and the letter from Asian Capital as set out on pages 19 to 32 of the Circular, which contains, inter alia, its advice and recommendation regarding the terms of the Financial Services Framework Agreement with the principal factors and reasons for its advice and recommendation.

RECOMMENDATION

Taking into account the advice and recommendation of Asian Capital, we are of the view that the terms of the Provision of Deposit Services and the proposed Caps contemplated under the Financial Services Framework Agreement are on normal commercial terms, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Independent Shareholders are concerned and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the proposed resolution to approve the Financial Services Framework Agreement and the proposed Caps contemplated thereunder at the EGM.

Yours faithfully,
For and on behalf of
the Independent Board Committee of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Gong Hua Zhang Wei Jin Cai Ning Xiang Dong Liu Chang Le
Independent Non-executive Directors

LETTER FROM ASIAN CAPITAL

The following is the full text of the letter from Asian Capital (Corporate Finance) Limited to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

To the Independent Board Committee and the Independent Shareholders

11 November 2013

Dear Sirs or Madam,

MAJOR AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

(FINANCIAL SERVICES FRAMEWORK AGREEMENT)

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders to advise whether the terms of the Provision of Deposit Services contemplated under the Financial Services Framework Agreement dated 8 November 2013 between the Company and the Finance Company are on normal commercial terms, are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Relevant details of the transaction are set out in the circular of the Company dated 11 November 2013 (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context indicates otherwise.

Since the provision of financial services contemplated under the financial services agreement dated 8 November 2010 will expire on 31 December 2013, the Company and the Finance Company entered into the Financial Services Framework Agreement on 8 November 2013, pursuant to which the Group agreed to renew and extend the term of the provision of financial services by the Finance Company, including (i) the Provision of Deposit Services; (ii) the Provision of Loan Services; and (iii) other financial services, with a fixed term of another three years commencing from 1 January 2014 to 31 December 2016, subject to the compliance with the applicable requirements under the Listing Rules and the approval of the Independent Shareholders at the EGM.

CSAHC is the controlling shareholder of the Company and directly and indirectly holds approximately an aggregate of 53.12% equity interests in the Company, and is, therefore, a connected person of the Company. The Finance Company is a non-wholly owned subsidiary of CSAHC thus also a connected person of the Company. Therefore, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

LETTER FROM ASIAN CAPITAL

As one or more of the percentage ratios of the maximum daily balance of deposits under the Provision of Deposit Services exceed 5%, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction of the Company and the Provision of Deposit Services, together with the respective Cap, is subject to the reporting, announcement and the Independent Shareholders’ approval requirements. In addition, the Provision of Deposit Services contemplated under the Financial Services Framework Agreement also constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules and as one or more of the percentage ratios of the maximum daily balance of deposits under the Provision of Deposit Services exceed 25% but is lower than 75%, the Provision of Deposit Services also constitutes a major transaction which is subject to relevant reporting, announcement and the Shareholders’ approval requirements under Chapter 14 of the Listing Rules. Based on the information available to us, other transactions under the Financial Services Framework Agreement do not constitute non-exempt continuing connected transaction of the Company.

The EGM will be convened on 26 December 2013 to approve the Financial Services Framework Agreement and the transactions contemplated therein. CSAHC and its associates are required to abstain from voting in respect of the proposed ordinary resolutions on approving the Provision of Deposit Services contemplated under the Financial Services Framework Agreement at the EGM.

The Independent Board Committee comprising all the Company’s independent non-executive Directors, namely Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le, has been formed to advise the Independent Shareholders whether the terms of the Provision of Deposit Services are on normal commercial terms, are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

We are not connected with the Company or any substantial shareholders of the Company or any person acting or deemed to be acting in concert with any of them and accordingly, are considered eligible to give independent advice on the Provision of Deposit Services and the respective Cap. Apart from a normal professional fee payable to us in connection with this appointment, no arrangements exist whereby we will receive any fees or benefits from the Company or any of its substantial Shareholders or any person acting or deemed to be acting in concert with any of them.

BASIS OF OUR OPINION

In forming our opinion and recommendation in relation to the Provision of Deposit Services and the respective Cap, we have considered, among other matters, information contained in (i) the Company’s annual reports 2011 and 2012 and interim report 2013; (ii) the Finance Company’s annual report 2012 and its unaudited management accounts for the period ended 30 June 2013; (iii) the Company’s circulars dated 19 November 2010 and 13 April 2012; (iv) the Financial Services Framework Agreement; and (v) the Circular. We have also relied on the information, statements and representations supplied, and the opinion expressed, by the Directors and the management of the Company. We consider that we have reviewed sufficient relevant information and documents and have taken reasonable steps as specified under Rule 13.80 of the Listing Rules (including its notes) to reach an informed view and to make our recommendation on a reasonable basis. We relied on information provided and statement and opinion made by the Company, its Directors, advisors and representatives, for which they takes full responsibilities. We assumed that all relevant information and statements are true, accurate and complete at the time they were given or made and continue to be so as at the date of the Circular. We also assumed that all views, opinions and statements of intention provided by the Directors, advisors and representatives of the Company have been arrived at after due and careful enquiries. The Company confirmed that there are no other material facts not contained in information provided to us the omission of which would make any statement or opinion contained in the Circular misleading.

LETTER FROM ASIAN CAPITAL

We have no reason to suspect that any material facts or information have been omitted or withheld from the information or opinion provided to us by the Company, its Directors, advisors or representatives, or to doubt the truth, accuracy or completeness of the information and representations or reasonableness of the opinion provided to us by them. We have not, however, conducted any independent verification on the information provided to us by the Company, its Directors, advisors or representatives, nor have we conducted any independent investigation into the business and affairs or the prospects of the Group. We therefore do not guarantee the accuracy or completeness of any of such information.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion to the Independent Board Committee and the Independent Shareholders in respect of the Provision of Deposit Services contemplated under the Financial Services Framework Agreement, we have considered the following principal factors:

1.	Principal terms of the Provision of Deposit Services

On 8 November 2013, the Company and the Finance Company entered into the Financial Services Framework Agreement, pursuant to which the Group agreed to renew and extend the term of the provision of financial services by the Finance Company, including (i) the Provision of Deposit Services; (ii) the Provision of Loan Services; and (iii) other financial services, with a fixed term of another three years commencing from 1 January 2014 to 31 December 2016, subject to the compliance with the applicable requirements under the Listing Rules and the approval of the Independent Shareholders at the EGM.

Pursuant to the terms of the Provision of Deposit Services contemplated under the Financial Services Framework Agreement, the Group can deposit its money to and withdraw its money from the Finance Company on a voluntary basis from time to time while the Finance Company shall accept deposits from the Group and provide interest on the money deposited by the Group at interest rates not lower than the standard rates set by the PBOC. The Cap, which refers to the maximum daily balance of deposit (including the interest accrued) that can be placed by the Group with the Finance Company on any given day during the term of the Financial Services Framework Agreement, is set at RMB6 billion.

LETTER FROM ASIAN CAPITAL

2.	Background of the Group

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services. The Company is one of the largest airlines companies in the PRC. According to the interim report of the Company for the period ended 30 June 2013, the Company owned a total of 525 aircrafts, in which 260 were Boeing, 239 were Airbus and 26 were other aircrafts. The fleet size of the Group is ranked the first in Asia and the fifth among 240 airline members of International Air Transport Association in 2012. In 2013, the Group provides flight services to 193 destinations in 35 countries and regions across the world. As stated in the annual report of the Company for the year ended 31 December 2012, the number of passengers carried and cargo and mail traffic volume of the Group achieved 86.5 million and 1.2 million tonnes respectively during the year.

Extract of financial information of the Group

The following table summarized the cash and cash equivalents and total assets of the Group as at 31 December 2010, 2011 and 2012 and 30 June 2013 extracted from the respective annual and interim reports of the Group. The cash and cash equivalents of the Group represented approximately 9.3%, 7.6%, 7.1% and 6.2% of its total assets as at 31 December 2010, 2011 and 2012 and 30 June 2013 respectively.

					As at
	As at 31 December				30 June
		2010	2011	2012	2013
		RMB	RMB	RMB	RMB
		million	million	million	million
		(audited)	(audited)	(audited)	(unaudited)
Cash and cash equivalents	(a)	10,404	9,863	10,082	9,412
Total assets	(b)	111,335	129,412	142,454	150,905
Cash and cash equivalents/Total assets	(a)/(b)	9.3%	7.6%	7.1%	6.2%

According to the above table, the cash and cash equivalents are material assets to the Group and have a substantial impact on the financial position and performance of the Group. We consider it necessary for the Group to seek an appropriate platform to utilize its idle liquidity effectively. The Provision of Deposit Services contemplated under the Financial Services Framework Agreement provides an option for the Group to achieve better treasury management.

3.	Background of the Finance Company

The Finance Company is a non-wholly owned subsidiary of CSAHC and is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, and 33.98% by the Company together with four of its non-wholly owned subsidiaries. The Finance Company is a non-bank financial institution established in 1995 under the laws of the PRC with registered capital of approximately RMB724 million. The shareholding structure of the Finance Company is as follows:

LETTER FROM ASIAN CAPITAL

Regulatory environment of the Finance Company

As a licensed non-bank financial institution in the PRC, the Finance Company is supervised by the CBRC under the Administrative Measures for Enterprise Group Finance Companies (the “Administrative Measures”, ). With reference to the Approval in relation to the New Business Scope of Southern Airlines Group Finance Company Limited by the CBRC , the scope of business of the Finance Company includes: (i) arrangement of financial and financing advisory, credit authentication and relevant consulting and agency services for member companies; (ii) assistance in collection and payment of transaction money for member companies; (iii) the approved insurance agency business; (iv) provision of guarantees for member companies; (v) entrusted loan and entrusted investment services among member companies; (vi) bills discounting and acceptance for member companies; (vii) money transfer and settlement and design of relevant settlement and clearance structure among member companies; (viii) acceptance of money deposit from member companies; (ix) arrangement of lending and finance lease for member companies; (x) interbank market transactions; (xi) issue of approved bonds of the Finance Company; (xii) underwriting bonds of member companies; (xiii) investment in financial institutions; and (xiv) investment in marketable securities. The Provision of Deposit Services is part of the scope of business of the Finance Company.

LETTER FROM ASIAN CAPITAL

The Finance Company is subjected to the supervision of the PBOC and the CBRC. Pursuant to the Administrative Measures, the Finance Company is required to submit audited financial statements and report its operation status to the CBRC annually. In addition, the Finance Company must comply with certain financial ratio requirements set by the CBRC from time to time.

The below table set out the financial ratio requirements of the CBRC with reference to the Administrative Measures and respective financial ratios of the Finance Company as at 31 December 2011, 31 December 2012 and 30 September 2013:

	Financial ratio of the Finance Company
		as at	as at	as at
	Requirements of the	31 December	31 December	30 September
Financial ratio	CBRC	2011	2012	2013

Capital adequacy ratio	Not less than 10%	29.52%	25.20%	24.43%

Inter-bank borrowing balances to total capital	Not more than 100%	73.67%	85.19%	76.15%

Total amount of outstanding guarantees to total capital	Not more than 100%	0.00%	1.42%	0.58%

Total amount of investment to total capital ratio	Not more than 70%	35.93%	61.33%	67.37%

Self-owned fixed assets to total equity ratio	Not more than 20%	0.38%	0.25%	0.17%

As shown in the table above, the Finance Company complied with all the financial ratio requirements of the CBRC as at 31 December 2011, 31 December 2012 and 30 September 2013. We have been advised by the Directors that to their best knowledge, up to the Latest Practicable Date, there is no record of non-compliance with relevant laws, rules and regulations of the PRC on the Finance Company.

Organization structure of the Finance Company

According to the audited annual report of the Finance Company for the year ended 31 December 2012, the Finance Company has a well-developed organization structure. It has established a board of directors with a supervisory committee, a strategy management committee, a risk management committee, a credit review committee and an investment committee. Below the board and the committees, there are ten functional departments allocated with different responsibilities. We consider the Finance Company has a comprehensive organization structure to provide and monitor the Provision of Deposit Services to the Group.

LETTER FROM ASIAN CAPITAL

Financial performance of the Finance Company

The table below sets out the financial performance of the Finance Company extracted from its audited financial statements for the years ended 31 December 2011 and 2012 and its unaudited management accounts for the period ended 30 June 2013.

			For the
			period
	For the year ended		ended
	31 December		30 June
	2011	2012	2013
	RMB million	RMB million	RMB million
	(audited)	(audited)	(unaudited)
Revenue	108	155	133
Profit before tax	74	118	65
Profit after tax	61	92	49

According to the Administrative Measures, the Finance Company has to suspend part of its operation in the event it incurs a loss more than 30% of its registered capital in a year or incur a loss more than 10% of its registered capital for three consecutive years. Since the Finance Company achieved a profit after tax of approximately RMB61 million, RMB92 million and RMB49 million for the years ended 31 December 2011 and 2012 and for the period ended 30 June 2013 respectively, there is no indication that the operation of the Finance Company will be suspended.

Having reviewed the regulatory environment, organization structure and financial performance of the Finance Company, we have no reason to doubt the legitimacy and eligibility of the Finance Company for the Provision of Deposit Services to the Group from the aforementioned information provided by the Company.

4.	Reasons for and benefits of the Provision of Deposit Services under the Financial Services Framework Agreement

In considering whether the terms of the Provision of Deposit Services are on normal commercial terms and are fair and reasonable, we have also taken into account the reasons for and benefits of the Provision of Deposit Services as set out in the Letter from the Board contained in the Circular.

(i)	Pricing policy

In determining the interest rate on deposits, the financial institutions in the PRC have to follow the guidelines and the benchmark rates on deposits set by the PBOC which may change from time to time.

LETTER FROM ASIAN CAPITAL

By entering into the Financial Services Framework Agreement, the Group can receive interest on its money deposited with the Finance Company at rates no less favorable than the benchmark rates on deposits set by the PBOC. It is the view of the Board that this arrangement allows the Group to achieve a more efficient use of its capital.

We have reviewed the benchmark rates on deposits announced by the PBOC since 2010. Before June 2012, the PBOC has adopted a fixed rate policy on the benchmark rates on deposits which all the financial institutions in the PRC should follow. As advised by the Company, the Finance Company has provided the benchmark rates set by the PBOC on the money deposited by the Group which was the same as the other PRC commercial banks.

On 7 June 2012, the PBOC announced to reduce the benchmark rate on deposits but introduced an upper floating-range limit on the benchmark rates on deposits. The initial upper floating-rate limit was set at 1.1 times of the benchmark rates on deposits. As advised by the Company, the Finance Company immediately increased the deposit interest rates on the money deposited by the Group on 1 July 2012 to 1.1 times of the benchmark rates on deposits, which was the maximum interest rate that the licensed financial institutions in the PRC could offer under the guideline of the PBOC.

Having reviewed and considered (i) the Administrative Measures; (ii) the terms of the Provision of Deposit Services under the Financial Service Agreement; (iii) the benchmark rates on deposits set by the PBOC since 2010; and (iv) the deposits interest rate policy offered by the Finance Company to the Group since 2010 to the Latest Practicable Date, we concur with the view of the Board that the terms of the deposit interest rates, as part of the terms contemplated under the Financial Services Framework Agreement, are on normal commercial terms, fair and reasonable and are in the interest of the Company and the Shareholders as a whole.

(ii)	Long and stable relationship

The Finance Company has a well-established relationship with the Group. As advised by the Board, the Group has been using the financial services provided by the Finance Company since 1996. It is expected that both parties have a better understanding on the operations of each other from their previous co-operations that should enhance efficiency and effectiveness of the Provision of Deposit Services by the Finance Company and better quality of services can be delivered accordingly.

(iii)	Share of profits from the Finance Company

As mentioned in above paragraph headed “Background of the Finance Company”, the Company and four of its non-wholly owned subsidiaries together owned 33.98% of the equity interest in the Finance Company. According to the annual report of the Company for the year ended 31 December 2012, the investment of the Group in the Finance Company was classified as an investment in associates which was accounted for in the consolidated financial statements of the Company using the equity method of accounting. The Company has been recognizing its share of results of the Finance Company in the consolidated income statement of the Group. As such, we concur with the Board’s view that the Company will share the benefit from the Finance Company’s results.

LETTER FROM ASIAN CAPITAL

(iv)	Thorough internal control measures

The Group has applied thorough internal control measures in utilizing the Provision of Deposit Services provided by the Finance Company to secure the Shareholders’ interest.

Pursuant to the Financial Services Framework Agreement, the Finance Company undertakes that the deposits placed by the Group will in turn be re-deposited with certain stated-owned or listed commercial banks. As advised by the management of the Company, the Finance Company reports to the Company on a monthly basis regarding the status of the Company’s deposit and the re-deposit of the Finance Company with other stated-owned or listed commercial banks. These measures allow the Company to closely monitor the status of its deposits placed with the Finance Company.

As stated in the Letter from the Board contained in the Circular, the Company has appointed representatives to the board of the Finance Company to supervise the operation and management of the Finance Company, as well as its internal control environment. According to the information provided by the Company regarding the board members of the Finance Company, two of the five existing directors of the Finance Company were appointed by the Group to monitor the business and the operation of the Finance Company.

With reference to the Administrative Measures, the customers of the Finance Company are limited to its member companies only (including the Group). This guideline reduces the business risk that the Finance Company may otherwise be exposed to if its customers include entities other than its member companies.

The Company and the Finance Company has adopted the Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited (the “Risk Control System”), which was passed by the Board on 28 July 2010, to regulate any connected transactions entered into between the Company and the Finance Company.

Pursuant to the Risk Control System, the Company shall:

•	request the Finance Company to report its compliance status on the financial ratio requirements of the CBRC under the Administrative Measures on a quarterly basis. In the event the Finance Company fails to comply with any of the financial ratio requirements, the Group should stop placing in deposits in the Finance Company;

•	obtain the financial statements of the Finance Company on a timely basis;

LETTER FROM ASIAN CAPITAL

•	perform risk assessment on the deposits placed with the Finance Company and disclose the risk assessment result in the interim and annual reports of the Company; and

•	withdraw the deposits placed with the Finance Company occasionally to ascertain the safety and liquidity of the deposits.

Since the Provision of Deposit Services constitutes a non-exempt continuing connected transaction of the Company, the Company is also subject to annual review requirement of continuing connected transactions as required under Rule 14A.37 to Rule 14A.40 of the Listing Rules.

Pursuant to Rule 14A.37 of the Listing Rules, the independent non-executive Directors must review the continuing connected transactions annually and confirm in the annual report of the Company that the transactions have been entered into the ordinary and usual course of business, on normal commercial terms and are fair and reasonable and in the interests of the Shareholders as a whole. In particular, Rule 14A.38 of the Listing Rules also requires the auditors of the Company to provide a letter to the Board and the Stock Exchange annually confirming the continuing connected transactions are carried out in accordance with the terms of the agreement approved including the pricing policies and the caps.

We have been confirmed by the Directors that the Group has applied the internal control procedures under the Risk Control System properly and has complied with the annual review requirement as required under Rule 14A.37 to Rule 14A.40 of the Listing Rules.

The aforementioned internal control measures strictly monitor the Provision of Deposit Services between the Finance Company and the Group. If these internal control measures are properly applied, we believe these measures can safeguard the credit risk and also enhance the safety and liquidity of the deposits placed by the Group with the Finance Company.

5.	Proposed Cap for the Provision of Deposit Services

Pursuant to the Financial Services Framework Agreement, the proposed Cap, which refers to the maximum daily balance of deposit (including the interest accrued) that can be placed by the Group with the Finance Company on any given day during the term of the Financial Services Framework Agreement, is maintained at RMB6 billion. As stated in the Letter from the Board contained in the Circular, the proposed Cap was determined by the management of the Company with reference to (i) the cash position of the Group; (ii) the historical Caps; (iii) the maximum historical daily balance of deposits of the Group with the Finance Company; and (iv) the expectation that the bank and cash balance of the Group shall not have any substantial changes.

LETTER FROM ASIAN CAPITAL

The following table summarized relevant financial information extracted from the audited financial statements of the Group for the years ended 31 December 2011 and 2012 and the unaudited financial information provided by the Group for the period ended 30 September 2013:

			As at
	As at 30 December		30 September
	2011	2012	2013
	RMB million	RMB million	RMB million
	(audited)	(audited)	(unaudited)

Cash and cash equivalents	9,863	10,082	16,031
Deposits placed with the Finance Company	2,493	2,307	4,374
Historical Caps	4,000	6,000	6,000

			For the nine
			months
			period
	For the year ended		ended
	31 December		30 September
	2011	2012	2013
	RMB million	RMB million	RMB million
	(audited)	(audited)	(unaudited)

Net cash flow from operating activities	12,557	11,704	11,134

Based on the information provided by the Company, the table set out below summarized (i) the historical maximum and average amount of deposits placed by the Group with the Finance Company; and (ii) the historical maximum and average daily utilization of historical Caps, during the years ended 31 December 2011 and 2012 and the nine months period ended 30 September 2013.

LETTER FROM ASIAN CAPITAL

			For the nine
			months
			period
	For the year ended		ended
	31 December		30 September
	2011	2012	2013
	RMB million	RMB million	RMB million
	(audited)	(audited)	(unaudited)
Maximum balance of deposits placed with the Finance Company by the Group (including accrued interest)	3,952	5,889	5,808
Maximum daily utilization of historical Caps (Note 1)	98.80%	98.15%	96.80%
Average balance of deposits placed with the Finance Company by the Group (including accrued interest) (Note 2)	1,718	2,252	2,686
Average daily utilization of historical Caps (Note 3)	42.95%	37.53%	44.77%

Notes:

1.	The maximum daily utilization of historical Cap is calculated by dividing the maximum balance of deposits placed with the Finance Company by the Group by the historical Cap at the respective year-end or period-end date.

2.	Average daily balance of deposits placed with the Finance Company by the Group is simply the average balance of deposits placed with the Finance Company by the Group at the quarter-end dates during the respective year or period.

3.	The average daily utilization of historical Cap is calculated by dividing the average balance of deposits placed with the Finance Company by the Group by the historical Cap at the respective year-end or period-end date.

With reference to the aforementioned basis advised by the Board in determining the Cap, we have taken into account the following factors in assessing the reasonableness of the proposed Cap:

(i)	Historical Caps

The Cap has been revised from RMB4 billion to RMB6 billion under the agreement dated 16 March 2012 supplemental to the financial services agreement dated 8 November 2010, representing an increase of 50% on the Cap.

(ii)	Cash positions of the Group

As illustrated in the table above, the cash and cash equivalents of the Group were approximately RMB9,863 million and RMB10,082 million as at 31 December 2011 and 2012 respectively. For the years ended 31 December 2011 and 2012, the Group’s net cash flow from operating activities remained at approximately RMB12,557 million and RMB11,704 million respectively with no significant fluctuation.

LETTER FROM ASIAN CAPITAL

Although the Group’s cash and cash equivalents as at 30 September 2013 and net cash flow from operating activities for the nine months period ended 30 September 2013 increased substantially to approximately RMB16,031 million and RMB11,134 million respectively, the increase was mainly due to the effect of seasonal booming during the peak season from July to September only as advised by the management of the Company.

Since the management of the Group expect the Group would be operated in a stable environment in the coming three years ending 31 December 2016 and its cash and cash equivalents shall not have any substantial changes, taking into account the stable cash and cash equivalents and net cash flow from operating activities since the year ended 31 December 2011, the proposed Cap is in line with the business development and cash flow requirement of the Group.

(iii)	Daily utilization of the historical Caps

In fact, the Group’s average daily utilization of the historical Caps remained at below 50% only for the years ended 31 December 2011 and 2012 and the nine months ended 30 September 2013 as illustrated in the table above. However, as advised by the Group, the revenue and the cash inflow of the Group normally increases sharply during peak season due to the seasonal booming mentioned above. During the years ended 31 December 2011 and 2012 and the nine months period ended 30 September 2013, the Group’s maximum daily balance of deposits placed with the Finance Company has reached approximately 98.80%, 98.15% and 96.80% of the historical Caps.

It is the expectation of the management of the Group that in the coming three years ending 31 December 2016, the operating environment of the Group will remain stable and accordingly, the Group’s average and maximum daily balance of deposits will be maintained at a similar level.

Having taken into account (i) the Group’s average daily utilization of the historical Caps; (ii) the Group’s maximum daily utilization of the historical Caps; (iii) the Group’s expectation on its operating environment, the proposed Cap will be sufficient but not excessive to the Group and is at a reasonable level to fulfill the Group’s needs of fund management.

Having reviewed and analyzed all the relevant historical data of the Group and taking into account the above factors, we concur with the Director’s view that the proposed Cap pursuant to the Financial Services Framework Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM ASIAN CAPITAL

RECOMMENDATIONS

Having considered the above principal factors and reasons, we concur with the Directors’ view that the Provision of Deposit Services including the Cap contemplated under the Financial Services Framework Agreement are on normal commercial terms, are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders, and we also recommend the Independent Shareholders, to vote in favour of relevant resolutions in relation to the Provision of Deposit Services and the respective Cap contemplated under the Financial Services Framework Agreement to be proposed at the EGM.

Yours faithfully,
For and on behalf of
Asian Capital (Corporate Finance) Limited
Larry Chan
Executive Director

APPENDIX I	FINANCIAL INFORMATION

1.	FINANCIAL INFORMATION OF THE GROUP

Financial information of the Group for each of the three years ended 31 December 2012, 2011 and 2010 and the six months ended 30 June 2013 are disclosed in the following documents which have been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com):

•	annual report of the Company for the year ended 31 December 2012 published on 24 April 2013 (pages 61-179)

•	annual report of the Company for the year ended 31 December 2011 published on 12 April 2012 (pages 56-173);

•	annual report of the Company for the year ended 31 December 2010 published on 12 April 2011 (pages 45-137); and

•	interim report of the Company for the six months ended 30 June 2013 published on 3 September 2013 (pages 14-45).

2.	INDEBTEDNESS AND WORKING CAPITAL

The Company has obtained a waiver from the Stock Exchange from strict compliance with the requirements under Rule 14.66(10) of the Listing Rules to disclose the information in relation to the statement of indebtedness and the sufficiency of working capital statement under paragraphs 28 and 30, respectively of Appendix 1B to the Listing Rules. The Directors are of the view that Provision of Deposit Services contemplated under the Financial Services Framework Agreement will not have a material adverse effect on the liabilities and working capital of the Group.

3.	EFFECT

As the Provision of Deposit Services will enable the Group to receive interest on its money deposited with the Finance Company at rates which are no less favourable than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher) and the Finance Company will ensure the Group is able to use the deposits at any time, it is not expected to have any substantial impact on the Group’s cash-flow position or its business operations. Furthermore, the Provision of Deposit Services will not add any financial burden to the Group. Therefore, the Provision of Deposit Services is not expected to result in any material impact on the earnings, assets and liabilities of the Group.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors having made all reasonable inquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors, chief executive or supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executive or supervisors of the Company in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

APPENDIX II	GENERAL INFORMATION

							% of the
							total issued
							share
					% of the	% of the	capital of
Name of		Type of	Number of		total issued	total issued	the
shareholder	Capacity	Shares	Shares held		A Shares	H Shares	Company

CSAHC (Note)	Beneficial owner	A share	4,150,050,000	(L)	59.10%	–	42.27%
	Interest in controlled corporation	H share	1,064,770,000	(L)	–	38.10%	10.85%
		Total	5,214,820,000	(L)	–	–	53.12%
Nan Lung Holding Limited (“Nan Lung”) (Note)	Beneficial Owner Interest in controlled corporation	H Share	1,064,770,000	(L)	–	38.10%	10.85%

Note:	CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

As at the Latest Practicable Date, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)	None of the Directors or Supervisors of the Company has any direct or indirect interest in any assets which have been, since 31 December 2012, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

APPENDIX II	GENERAL INFORMATION

(b)	None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

5.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse changes in the financial or trading position of the Group since 31 December 2012, the date to which the latest published audited consolidated accounts of the Group were made up.

7.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

8.	QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification

Asian Capital (Corporate Finance) Limited	a corporation licensed to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, Asian Capital had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Asian Capital was not interested, directly or indirectly, in any assets which had since 31 December 2012 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX II	GENERAL INFORMATION

Asian Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and references to its name in the form and context in which it appears.

9.	MISCELLANEOUS

(a)	The joint company secretaries of the Company are Mr. Xie Bing and Dr. Liu Wei.

Mr. Xie Bing, aged 40, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of international finance and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a senior economist. Mr. Xie used to work in the Planning and Development Department, Company Secretary Office of the Company and Office of CSAHC. He has been the Company Secretary since November 2007.

Dr. Liu Wei, aged 56, graduated from the Northwest University of China, the Chinese University of Political Science and Law, the University of Cambridge and the University of Hong Kong, with a bachelor in Chinese literature, a master degree in law and a PhD in Law respectively. He also completed his Common Professional Examination (CPE) with the Manchester University in England, as well as a Postgraduate Certificate in Laws (PCLL) with the University of Hong Kong. Dr. Liu is qualified to practice law in PRC, Hong Kong and England. He has extensive exposure in corporate finance and is a partner of DLA Piper Hong Kong.

(b)	The registered address of the Company is at 278 Ji Chang Road, Guangzhou, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

10.	MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

(a)	An aircraft sale agreement dated 23 December 2011, between Xiamen Airlines Company Limited (the “Xiamen Airlines”), a subsidiary of the Company, and Hebei Airlines Company Limited (the “Hebei Airlines”), a connected person of the Company, pursuant to which Xiamen Airlines agreed to sell and Hebei Airlines agreed to purchase two B737-700 aircraft with registration numbers of B-5212 and B-5215 at the consideration of approximately RMB426 million.

APPENDIX II	GENERAL INFORMATION

(b)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 1”) dated 28 February 2012, between the Company and the Boeing Company (the “Boeing”), pursuant to which the Company agreed to acquire and Boeing agreed to sell ten Boeing B777-300ER aircraft. The catalogue price one Boeing B777-300ER aircraft is US$298 million.

(c)	A supplemental agreement dated 16 March 2012 to a financial services agreement dated 8 November 2010 entered into between the Company and the Finance Company to revise the maximum daily balance of deposits (including the corresponding interests thereon) to be placed by the Group at any time during the life of the financial services agreement dated 8 November 2010 from RMB4 billion to RMB6 billion on any given day.

(d)	A subscription agreement dated 11 June 2012 was entered into between the Company and CSAHC, pursuant to which CSAHC conditionally agreed to subscribe and the Company conditionally agreed to allot and issue up to 487,804,878 new A Shares for an aggregate of not more than RMB2 billion, equivalent to the subscription price of RMB4.10 per new A Share after the adjustment. The term of such agreement has been expired.

(e)	An agreement dated 29 June 2012 was entered into between Xiamen Airlines and Southern Airlines Culture and Media Co., Ltd. (the “SACM”), a connected person of the Company, pursuant to which Xiamen Airlines agreed to sell and SACM agreed to purchase the 51% equity interests in Xiamen Airlines Media Co., Ltd. at the consideration of RMB43.12 million.

(f)	A Boeing aircraft acquisition agreement (the “Aircraft Acquisition Agreement 2”) dated 3 August 2012, between Xiamen Airlines and Boeing, pursuant to which Xiamen Airlines agreed to acquire and Boeing agreed to sell 40 Boeing B737 series aircraft. The aggregate catalogue price of the 40 Boeing B737 aircraft is US$3.36 billion.

(g)	A joint venture agreement dated 24 September 2012 was entered between the Company and Henan Civil Aviation Development and Investment Co., Ltd. (the “Henan Aviation Investment”) for the establishment of a joint venture company with a total registered capital of RMB6 billion, which will be owned as 60% and 40% by the Company and Henan Aviation Investment, respectively.

(h)	An asset lease agreement (the “Asset Lease Agreement 1”) dated 25 September 2012 between the Company and CSAHC, pursuant to which CSAHC leases to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as “Shashi”), Nanyang, Beijing, Shanghai, Changsha, Shenyang, Dalian, Harbin and Changchun (other than certain properties located in Harbin, Changchun, Dalian, Beijing and Shanghai and certain assets located in Nanyang) for a fixed term of three years, commencing from the 1 January 2012 to 31 December 2014. The annual rent payable by the Company to CSAHC under the Asset Lease Agreement 1 is RMB35,924,400.

APPENDIX II	GENERAL INFORMATION

(i)	An aircraft sale agreement dated 26 September 2012, between Xiamen Airlines and Hebei Airlines, pursuant to which Xiamen Airlines agreed to sell and Hebei Airlines agreed to purchase one B737-800 Boeing aircraft at the consideration of approximately RMB256.8918 million.

(j)	An aircraft acquisition agreement (the “Aircraft Acquisition Agreement 3”) dated 5 December 2012, between the Company and the Airbus S.A.S, pursuant to which the Company agreed to acquire and the Airbus S.A.S agreed to sell ten Airbus A330-300 aircraft. The catalogue price of one Airbus A330-300 aircraft is US$188 million.

(k)	A property management framework agreement (the “Property Management Framework Agreement 1”) dated 28 December 2012 for a term of three years from 1 January 2012 to 31 December 2014 between the Company and Guangzhou China Southern Airlines Property Management Company Limited (the “GCSAPMC”), a wholly-owned subsidiary of CSAHC, pursuant to which the Company has renewed the appointment of GCSAPMC for provision of property management and maintenance services for the Company’s leased properties in the airport terminal, the base and the 110KV transformer substation at the new Baiyun International Airport (other than certain properties in the Company’s headquarter located in the old Baiyun Airport) to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment. The annual agency fee payable by the Company to GCSAPMC under the Property Management Framework Agreement 1 is RMB32,750,400.

(l)	An airport property management framework agreement (the “Property Management Framework Agreement 2”) dated 11 January 2013 was entered between the Company and GCSAPMC to renew the property management at the old Baiyun Airport for a term of three years from 1 January 2012 to 31 December 2014, pursuant to which the Company has renewed the appointment of GCSAPMC for the provision of property management and maintenance services for the Company’s properties at the old Baiyun Airport and surrounding in Guangzhou. The annual agency fee payable by the Company to GCSAPMC under the Property Management Framework Agreement 2 is RMB22,250,000.

(m)	An asset lease agreement (the “Asset Lease Agreement 2”) dated 24 January 2013 between the Company and CSAHC, pursuant to which CSAHC agreed to lease to the Company certain lands, properties, facilities and structures at Nanyang Jiangying Airport for the period commencing from 1 January 2012 to 31 December 2012. The rent payable by the Company to CSAHC under the Asset Lease Agreement 2 is RMB12,441,306.

(n)	A media services framework agreement dated 19 April 2013 between the Company and SACM for term of three years from 1 January 2013 to 31 December 2015, pursuant to which the Company has appointed SACM to provide advertising agency services, production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitments of airhostess, and services relating to the distribution of newspapers and magazines. The maximum annual aggregate amount of the services fee payable by the Company to SACM shall not exceed RMB98 million, RMB105 million and RMB113 million for each of the financial years ending 31 December 2013, 2014 and 2015, respectively.

APPENDIX II	GENERAL INFORMATION

(o)	A catering services framework agreement dated 19 April 2013 for term of three years from 1 January 2013 to 31 December 2015 between the Company and Shenzhen Air Catering Co., Ltd. (the “SACC”), a non-wholly-owned subsidiary of CSAHC, pursuant to which SACC agrees to provide the in-flight lunch box, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by the Group at the airport where SACC located at. The maximum annual aggregate amount of the services fee payable by the Company to SACC shall not exceed RMB100 million, RMB115 million and RMB132.5 million for each of the financial years ending 31 December 2013, 2014 and 2015, respectively.

(p)	An asset lease agreement (the “Asset Lease Agreement 3”) dated 19 April 2013 between the Company and CSAHC, pursuant to which CSAHC agreed to lease to the Company certain lands, properties, facilities and structures at Nanyang Jiangying Airport for the period commencing from for the period from 1 January 2013 to 31 December 2014. The annual rent payable by the Company to CSAHC under the Asset Lease Agreement 3 is RMB30,259,100.

(q)	A supplemental agreement dated 19 April 2013 to the import and export agency framework agreement dated 28 January 2011 entered into between the Company and Southern Airlines (Group) Import and Export Trading Company (“SAIETC”) to revise the maximum annual service fee payable by the Company to SAIETC for the period from 1 January 2013 to 31 December 2013 from RMB97.2 million to RMB160 million.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copy of the following documents will be available for inspection during normal business hours at the head office and principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong from the date of this circular up to and including 26 November 2013:

(a)	Articles of Association;

(b)	the material contracts referred to in the paragraph headed “Material Contracts” in this appendix;

(c)	Financial Services Framework Agreement;

(d)	Letter from Asian Capital;

(e)	the 2011 and 2012 Annual Reports;

APPENDIX II	GENERAL INFORMATION

(f)	the 2013 Interim Report; and

(g)	the circular dated 25 April 2013.

APPENDIX III	PROFILE OF DIRECTORS PROPOSED TO BE RE-ELECTED AND ELECTED

Biographical details of the candidates proposed to be re-elected and elected as Directors at the EGM are set out below:

1.	Si Xian Min, aged 56, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1975. Mr. Si served as the director of the political division of China Southern Airlines Henan Branch; as the party secretary and vice president of Guizhou Airlines Company Limited; as the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company; and as the Party Secretary of CSAHC Northern Division. He has been the President of the Company from October 2004 to January 2009. Since 31 December 2004, Mr. Si has been the Director of the Company. Since January 2009, Mr. Si has been the President and Deputy Party Secretary of CSAHC and the Chairman of the Board.

2.	Tan Wan Geng, aged 49, is an economist graduated from Zhongshan University, majoring in economic geography, with qualification of postgraduate degree. Mr. Tan began his career in civil aviation in 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation, the Deputy Director General of Human Resources Division (Personnel and Education Division) of the Civil Aviation Administration of China (CAAC), and has been the Director General and Party Secretary of Civil Aviation Administration of China Northeastern Region. He has been the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007; the Party Member of CSAHC and the Party Secretary and Executive Vice President of the Company from February 2007 to January 2009; the Party Member of CSAHC and the President and Party Secretary of the Company from January 2009 to February 2009; the Party Member of CSAHC and the President and Deputy Party Secretary of the Company from February 2009 to May 2011. Since May 2011, Mr. Tan has been the Party Secretary of CSAHC and the President of the Company. Mr. Tan has been the Director of the Company since 15 June 2006 and has been the Vice Chairman of the Board since 24 January 2013.

3.	Wang Quan Hua, aged 59, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economic management. Mr. Wang began his career in 1972. Mr. Wang served as the Director of the Planning and Operation Division of CSAHC; the General Manager of Strategy and Development Department of CSAHC; the Assistant to the President and the Director of the Strategy and Development Department and the Vice President of CSAHC. Mr. Wang has served as the Executive Vice President of CSAHC since September 2002. Since 13 May 2003, Mr. Wang has been the Director of the Company. Currently, Mr. Wang is also the Chairman of Nan Lung Holding Limited, Guangzhou Southern Airline Construction Company Limited, the director of TravelSky Technology Limited, Solar Insurance Group Company Limited, Yazhou Travel Investment Company Limited and China National Aviation Corp (HK) Ltd..

APPENDIX III	PROFILE OF DIRECTORS PROPOSED TO BE RE-ELECTED AND ELECTED

4.	Yuan Xin An, aged 56, received university education in Aeronautical Machinery from Air Force Engineer University and is a senior engineer. Mr. Yuan began his career in December 1976 and served as the Vice President of Engineering Department of China Southern Airlines Company, the Vice President of Guangzhou Aircraft Maintenance Engineering Co., Ltd., the Chief Engineer and the General Manager of Engineering Department of the Company. Mr. Yuan served as the Executive Vice President of the Company from April 2002 to September 2007; the Executive Vice President of CSAHC since September 2007; the Executive Vice President and Chief Legal Adviser of CSAHC since July 2008. Since 30 November 2011, Mr. Yuan has been the Director of the Company. Currently, Mr. Yuan is also the Chairman of Southern Airlines (Group) Import and Export Trading Company Limited, China Southern Airlines Group Construction and Development Company Limited, MTU Maintenance Zhuhai Co., Ltd., Dalian Acacia Town Villa Co., Ltd. and Shenzhen Air Catering Co., Ltd, and a director of China Aircraft Services Limited.

5.	Yang Li Hua, aged 57, graduated with a master degree from the Party School of the Central Committee of CPC majoring in economics and management and is a senior expert of political science. Ms. Yang began her career in Air China International Corporation in 1973, and served as the head of the in-flight service team, manager of in-flight service division and deputy head of the Chief Flight Team of Air China International Corporation. Subsequently, she was appointed as the General Manager of the Passenger Cabin Service Division of Air China International Corporation in September 2000, the Vice President of Air China International Corporation in October 2002, the Vice President of Air China Limited in September 2004, and Executive Vice President of CSAHC in May 2009. From July 2010 to August 2012, Ms. Yang also acted as the Chairman of the Labour Union of CSAHC. Since January 24, 2013, Ms. Yang has been the Director of the Company. Currently, Ms. Yang is also the Chairman of Southern Airlines Culture and Media Co., Ltd..

6.	Zhang Zi Fang, aged 55, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang began his career in 1976. He served as the Deputy Commissar and subsequently the Commissar of the pilot corps of China Northern Airlines Company; as the Party Secretary of the Jilin Branch of China Northern Airlines Company; as the General Manager of Dalian Branch of CSAHC Northern Airlines; as the Director of Political Works Department of CSAHC. Mr. Zhang has been the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company from February 2005 to December 2007. He has been the Executive Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. Since February 2009, he has been the Party Secretary and Executive Vice President of the Company. Mr. Zhang has been the Director of the Company since 30 June 2009. Currently, Mr. Zhang is also the Vice Chairman of Southern Airlines Culture and Media Co., Ltd..

7.	Xu Jie Bo, aged 48, graduated with a university degree from Tianjin University majoring in infrastructure and engineering management, and was subsequently awarded with a master degree in Business Administration from Hong Kong Baptist University and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified senior accountant. Mr. Xu began his career in 1986. He served as the Director of the Financial Department of Central and Southern Administration of CAAC; as the Chief Accountant and General Manager of the Financial Department of the Company. Mr. Xu served as the Director, Chief Financial Officer and Chief Accountant of the Company since April 2001 and as the Director, Executive Vice President, Chief Financial Officer and Chief Accountant of the Company from August 2003 to September 2012. Mr. Xu has been the Director, Senior Executive Vice President, Chief Financial Officer and Chief Accountant of the Company since September 2012. Currently, Mr. Xu is also the Chairman of Guizhou Airlines Company Limited and the Vice Chairman of Sichuan Airlines Corporation Limited.

APPENDIX III	PROFILE OF DIRECTORS PROPOSED TO BE RE-ELECTED AND ELECTED

8.	Li Shao Bin, aged 48, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economics and management and is an expert of political science. Mr. Li began his career in 1984, and served as the Deputy Head of Promotion Department of the Company, the Director of Political Department of Guangzhou Flight Operations Division of the Company, and the Director of Political Department and Deputy Party Secretary of Guangzhou Flight Operations Division of the Company. Subsequently, he was appointed as Party Secretary of Guangzhou Flight Operations Division of the Company in May 2004. Mr. Li served as the Party Secretary and Deputy General Manager of Guangzhou Flight Operations Division of the Company from March 2006 to August 2012. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Director of the Company since 24 January 2013.

9.	Wei Jin Cai, aged 63, graduated from the Party School of the Central Committee of CPC majoring in economics and management. Mr. Wei has many years of experiences in civil aviation. He conducted an in-depth study on the operation and management of civil aviation and is influential in the civil aviation industry. Mr. Wei served as the Deputy Party Secretary of the Party Committee of the headquarter of CAAC, the Party Secretary of Civil Aviation Management Institute of China from March 1993 to November 2008, the President of Civil Aviation Management Institute of China from November 2008 to August 2010 and the independent director of Shandong Airlines Co., Ltd. Mr. Wei has been the Independent Non-executive Director of the Company since 29 December 2010. Currently, he is also the independent director of Xiamen International Airport Co., Ltd., the independent non-executive director of ASR Holdings Limited and the independent director of E-Food Group Co., Ltd..

10.	Ning Xiang Dong, aged 48, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning began his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the Executive Deputy Director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and Chinese University of Hong Kong. Currently, he serves as the professor and the doctorate-tutor of the School of Economics and Management of Tsinghua University and the executive director of Centre for Corporate Governance of Tsinghua University. Mr. Ning has been the Independent Non-executive Director of the Company since 29 December 2010. He is also the independent director of Aerospace Hi-Tech Holding Group Co., Ltd. and Sichuan ChangHong Electric Company Limited.

APPENDIX III	PROFILE OF DIRECTORS PROPOSED TO BE RE-ELECTED AND ELECTED

11.	Liu Chang Le, aged 62, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and is a founder of Phoenix Satellite Television. Mr. Liu has been the Chairman and Chief Executive Officer of Phoenix Satellite Television Company Limited since 1996 and the Chairman and Chief Executive Officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include “Wiseman of the Media Industry”, “the Most Innovative Chinese Business Leaders in the Asia Pacific Region”, “the Most Entrepreneurial Chinese Business Leaders”, and has been awarded the “Robert Mundell Successful World CEO Award”, the “Man of Year for Asia Brand Innovation Award” and the “Person of the Year” award of the Chinese Business Leaders Annual Meeting. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival, which is run by the International Academy of Television Arts & Sciences. In 2008, Mr. Liu received the International Emmy® Directorate Award. Mr. Liu was appointed as honorary chairman of “World Chinese-language Media Cooperation Alliance” in 2009 and appointed as special consultant to the 8th Council of the Buddhist Association of China in 2010. Mr. Liu was a member of the Tenth, the Eleventh and the Twelfth National Committee of the Chinese People’s Political Consultative Conference, served as the Vice Chairman of the sub-committee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People’s Political Consultative Conference, and is serving as a member of standing committee of the Twelfth National Committee of the Chinese People’s Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. In July 2010, Mr. Liu was awarded the Silver Bauhinia Star by the Hong Kong Special Administrative Region. Mr. Liu has become an Independent Nonexecutive Director of the Company since 30 November 2011.

12.	Tan Jin Song, aged 48, graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Zhongshan University; Mr. Tan acted as a professor of the School of Management of Zhongshan University from October to December 2008; and as the Party Secretary of the School of Management of Zhongshan University since December 2008. Currently, he is the independent director of Yihua Real Estate Co., Ltd., Sundiro Holding Co., Ltd., Grandhope Biotech Co., Ltd. and Poly Real Estate Company Limited. Mr. Tan also act as the independent non-executive director of Welling Holding Limited, the external supervisor of China Guangfa Bank and the independent supervisor of Sino-Singapore Guangzhou Knowledge City Investment and Development Co., Ltd..

APPENDIX III	PROFILE OF DIRECTORS PROPOSED TO BE RE-ELECTED AND ELECTED

As at the Latest Practicable Date, saved as disclosed, none of the above director candidates has held any directorships in other publicly listed companies in the last three years. If the above candidates are appointed as Directors, each of them will enter into a service contract with the Company and shall hold their office until the expiry of the term of the seventh Session of the Board. Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, the annual basic emolument of a Director is determined with reference to the responsibilities, risk and contributions of his/her position, i.e. RMB249,000 for Chairman of the Board, RMB224,000 for vice-Chairman of the Board, RMB199,000 for a Director and RMB150,000 for an independent non-executive Director. Further details of the emolument for Directors have been disclosed in the circular of the Company dated 14 May 2009 and 14 October 2011.

As at the Latest Practicable Date, save as disclosed, none of the above director candidates had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; and none of the above director candidates had any interests in shares of the Company within the meaning of Part XV of the SFO (Chapter 571 of the Laws of Hong Kong).

Each of the candidates for independent non-executive Directors has met the independence requirements as set out in Rule 3.13 of the Listing Rules.

There is no other matter relating to the proposed appointment of Directors that needs to be brought to the attention of the Shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

APPENDIX IV	PROFILE OF SUPERVISORS PROPOSED TO BE RE-ELECTED AND ELECTED

Biographical details of the candidates proposed to be re-elected and elected as Supervisors at the EGM and the biographical details of Supervisors representing the employees are set out below:

1.	Pan Fu, aged 50, graduated with a master degree from Chongqing University majoring in power systems and automation, and is a senior engineer. Mr. Pan began his career in 1986, and served successively as the Deputy Chief Engineer of Test Research Institute of Electric Power Bureau of Yunnan Province and the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province (Group Company), the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and Chief Engineer of Yunnan Electric Power Corporation, the Deputy Director and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd., the Director of the China Southern Power Grid Technology and Research Center. He served as the General Manager and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007, and served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the Team Leader of the Discipline Inspection Commission of CSAHC since November 2010 and the Chairman of the Supervisory Committee of the Company since 29 December 2010. Currently, he is also the Chairman of China Southern Airlines Group Passenger and Cargo Agent Company Limited.

2.	Li Jia Shi, aged 52, graduated from Guangdong Polytechnic Normal University majoring in economics and mathematics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li began his career in 1976. He served as the Deputy Head of the Organization Division of the Party Committee of the Company, Party Secretary and Deputy General Manager of Guangzhou Nanland Air Catering Company Limited, the Head of the Organization Division of the Party Committee of the Company, the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited. He served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li has been the Secretary of the Disciplinary Committee of the Company since December 2007 and has been the Team Deputy Leader of the Discipline Inspection Commission of CSAHC and the Secretary of Disciplinary Committee of the Company since February 2012. Mr. Li has been the Supervisor of the Company since 30 June 2009.

3.	Zhang Wei, aged 47, graduated with a master degree from Tianjin University majoring in investment skills and economics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior accountant. Ms. Zhang began her career in 1988 and served as the General Manager Assistant and Deputy General Manager of the Finance Department of the Company, the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC and the General Manager of SA Finance. Ms. Zhang served as the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to October 2008. Since October 2008, she has been the Director of the Audit Division of CSAHC. Ms. Zhang has been the Supervisor of the Company since June 2008. Currently, Ms. Zhang is also the Chairman of Supervisory Committee of Southern Airlines Culture and Media Co., Ltd, SA Finance, Southern Airlines (Group) Import and Export Trading Company Limited and China Southern Airlines Group Construction and Development Company Limited and the Director of Guangzhou Southern Airline Construction Company Limited.

APPENDIX IV	PROFILE OF SUPERVISORS PROPOSED TO BE RE-ELECTED AND ELECTED

4.	Yang Yi Hua, aged 53, has a university degree, and is an accountant and an International Certified Internal Auditor. Ms. Yang served as the Manager of the Financial Office of the Company’s Financial Division, and Deputy General Manager of the Company’s Audit Department. Ms. Yang has been the General Manager of the Company’s Audit Department since May 2002 and the Supervisor of the Company since June 2004. Currently, Ms. Yang is also the Chairman of the Supervisory Committee of Guizhou Airlines, Guangzhou Baiyun International Logistic Company Limited, Beijing China Southern Airlines Ground Service Company Limited and Nan Lung International Freight Limited and the supervisor of Xiamen Airlines, SA Finance and Chongqing Airlines.

5.	Wu De Ming, aged 55, graduated from South China Normal University majoring in political management. He obtained a degree after beginning his career from 1976. Mr. Wu served as the Director of the political division of Operation Department of China Southern Airlines, as the Deputy Party Secretary and Party Secretary of Guangzhou ticket office of China Southern Airlines, and as the Deputy Secretary and Secretary of the party general branch of ticket office of Transportation Department of China Southern Airlines. Mr. Wu served as the Director of the Disciplinary Supervision Department of CSAHC from March 2001 to December 2003; and as the General Director of the Supervision Bureau and Chief Officer of Disciplinary Committee Office from December 2003 to April 2009. He has been a member of Party Committee of Marketing Committee, Secretary to the Disciplinary Committee and President of the Labour Union since April 2009. Save as disclosed above, Mr. Wu De Ming has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

As at the Latest Practicable Date, saved as disclosed, none of the above supervisor candidates has held any directorships in other publicly listed companies in the last three years. If the above candidates are appointed as Supervisors, each of them will enter into a service contract with the Company and shall hold their office until the expiry of the term of the seventh Session of the Supervisory Committee. Pursuant to the “Administrative Measures on Supervisors’ Remuneration of China Southern Airlines Company Limited”, the emolument of a Supervisor is determined with reference to the responsibilities, risk and contributions of his/her position, i.e. RMB199,000 for Chairman of the Supervisory Committee and RMB159,000 for a Supervisor. Further details of the emolument for Supervisors have been disclosed in the circular of the Company dated 14 May 2009.

APPENDIX IV	PROFILE OF SUPERVISORS PROPOSED TO BE RE-ELECTED AND ELECTED

As at the Latest Practicable Date, save as disclosed, none of the above supervisor candidates had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; and none of the above supervisor candidates had any interests in shares of the Company within the meaning of Part XV of the SFO (Chapter 571 of the Laws of Hong Kong).

There is no other matter relating to the proposed appointment of Supervisors that needs to be brought to the attention of the Shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

APPENDIX V	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

The details of the proposed amendment to the Articles of Association and its appendixes (the Procedural Rules of the Shareholders’ General Meeting, the Procedural Rules of Board of Directors and the Procedural Rules of the Supervisory Committee) are as follows:

1.	Articles of Association:

(1)	Article 5

Original:

“Address of the Company:	Guangzhou Economic & Technology Development Zone, Guangdong Province, the PRC

Telephone No.:	(020) 86123303

Facsimile No.:	(020) 86644623”

To be amended as:

“Address of the Company:	House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province

Zip code:	510730”

(2)	Clause 1 of Article 160

Original:

“The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise twelve members, one of whom shall be the chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

To be amended as:

“The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise thirteen members, one of whom shall be the chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

APPENDIX V	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

2.	The Procedural Rules of the Shareholders’ General Meeting:

(1)	Clause 1 of Article 31

Original:

“When the Board of Directors issues the notice for the convening of a shareholders’ general meeting, the meeting shall not be postponed without reason. In case the shareholders’ general meeting must be postponed under special circumstances, a notice regarding the postponement must be issued at least five working days before the original date of the shareholders’ general meeting. In the postponement notice, the Board of Directors must state the reasons for the postponement and the date of the postponed meeting.”

To be amended as:

“When the Board of Directors issues the notice for the convening of a shareholders’ general meeting, the meeting shall not be postponed without reason. In case the shareholders’ general meeting must be postponed under special circumstances, a notice regarding the postponement must be issued at least two working days before the original date of the shareholders’ general meeting. In the postponement notice, the Board of Directors must state the reasons for the postponement and the date of the postponed meeting.”

(2)	New content is added as Clause 2 of Article 60

“Rights conferred on any class of shareholders in the capacity of shareholders may not be varied or abrogated unless approved by a special resolution of shareholders in shareholders’ general meeting and by holders of shares of that class at a separate meeting. Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote at class meetings.”

(3)	Article 73

Original:

“The directors, supervisors, secretary to the Board of Directors, convener or their representative, chairman of the meeting shall sign on the minutes of the meeting, and ensure that the contents of the minutes of meetings are true, accurate and complete. The minutes of meeting shall be kept together with the valid information such as the attendance register of the attending shareholders and the power of attorney of their proxies, the votes cast by way of internet and by other means shall be kept by the secretary to the Board of Directors as the Company’s permanent record.”

APPENDIX V	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

To be amended as:

“The directors, supervisors, board secretary, convener or their representative, chairman of the meeting shall sign on the minutes of the meeting, and ensure that the contents of the minutes of meetings are true, accurate and complete. The minutes of meeting shall be kept together with the valid information such as the attendance register of the attending shareholders and the power of attorney of their proxies, the votes cast by way of internet and by other means shall be kept at the premises of the Company for a period ten years.”

3.	The Procedural Rules of the Board of Directors:

(1)	Clause 1 of Article 35

Original:

“The Board of Directors shall comprise twelve members, one of whom shall be the chairman and two of whom shall be the vice chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

To be amended as:

“The Board of Directors shall comprise thirteen members, one of whom shall be the chairman and two of whom shall be the vice chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

(2)	Item (13) of Clause 1 of Article 36

Original:

“to appoint or remove the general manager and the secretary to the Board based on the nomination by the chairman of the Board and to determine their remuneration; to appoint or remove the deputy general manager and Chief Financial Officer and Chief Economist, Chief Engineer and Chief Pilot of the Company based on the nomination by the general manager.”

APPENDIX V	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

To be amended as:

“to appoint or remove the general manager and the secretary to the Board based on the nomination by the chairman of the Board and to determine their remuneration; to appoint or remove the deputy general manager, Chief Financial Officer, Chief Economist, Chief Engineer, Chief Pilot and other senior management of the Company based on the nomination by the general manager and to determine their remuneration.”

(3)	Article 61

Original:

“The Chairman of the Board of Directors shall convene an extraordinary board meeting within ten working days when it is:

(1)	considered by the chairman that it is necessary;

(2)	proposed by one third or more of the directors;

(3)	proposed by more than half of the independent directors;

(4)	proposed by shareholders representing more than one tenth of voting rights;

(5)	proposed by the supervisory committee;

(6)	proposed by one third or more of the supervisors;

(7)	proposed by the general manager;

(8)	requested to be convened by the securities regulatory organ;

(9)	otherwise provided by the Articles of Association.”

To be amended as:

“The Chairman of the Board of Directors shall convene and preside over an extraordinary board meeting within ten days when it is:

(1)	considered by the chairman that it is necessary;

(2)	proposed by one third or more of the directors;

(3)	proposed by more than half of the independent directors;

(4)	proposed by shareholders representing more than one tenth of voting rights;

APPENDIX V	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

(5)	proposed by the supervisory committee;

(6)	proposed by one third or more of the supervisors;

(7)	proposed by the general manager;

(8)	requested to be convened by the securities regulatory organ;

(9)	otherwise provided by the Articles of Association.”

(4)	Clause 1 of Article 63

Original:

“Board meeting shall be convened by the following ways:

(1)	notice for convening a board meeting shall be given to all members, via direct delivery, fax or email, ten days before the date of the proposed meeting;

(2)	notice for convening an extraordinary board meeting shall be given to all members, via direct delivery, fax or email, five days before the date of the proposed meeting;”

To be amended as:

“Board meeting shall be convened by the following ways:

(1)	notice for convening a board meeting shall be given to all members, via direct delivery, fax, email or other methods where delivery can be confirmed, ten days before the date of the proposed meeting;

(2)	notice for convening an extraordinary board meeting shall be given to all members, via direct delivery, fax, email or other methods where delivery can be confirmed, five days before the date of the proposed meeting;”

(5)	Clause 1 of Article 64

Original:

“Notice of a board meeting shall contain:

(1)	the date and venue of the meeting;

(2)	the method for which the meeting is held;

(3)	the matters to be discussed (the agendas);

APPENDIX V	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

(4)	the convener and the chairman of the meeting, the person who proposes the special board meeting and his/her written proposal;

(5)	the materials necessary for the directors to vote in the meeting;

(6)	the request for the personal attendance of the directors or the attendance through the appointment of an alternate director;

(7)	the contact person and the method of contact.”

To be amended as:

“Notice of a board meeting shall contain:

(1)	the date and venue of the meeting;

(2)	the method for which the meeting is held;

(3)	the matters to be discussed (the agendas);

(4)	the convener and the chairman of the meeting, the person who proposes the special board meeting and his/her written proposal;

(5)	the date of the notice. The materials necessary for the directors to vote in the meeting;

(6)	the request for the personal attendance of the directors or the attendance through the appointment of an alternate director;

(7)	the contact person and the method of contact.”

4.	The Procedural Rules of the Supervisory Committee:

(1)	New contents is added as item (9), (10), (11) and (12) of Clause 1 of Article 10

“(9)	The person has been involved in criminal offences subject to investigation by judicial authorities and the case has yet been settled;

(10)	The person is not a natural person;

(11)	A period of five years has not yet elapsed since the person was adjudged by the relevant governing authority to be guilty of contravention of provisions of securities regulations involving fraud or dishonesty; or

(12)	Other stipulations of laws, administrative regulations rules or departmental rules.”

APPENDIX V	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

(2)	New contents is added as item (9) of Clause 1 of Article 23

“(9)	To represent the Company in negotiation with or bringing an action against a director;”

The original item (9) is renumbered subsequently as item (10).

(3)	New contents is added as item (7) and (8) of Clause 1 of Article 34

“(7)	the Company, the director, the supervisor or the senior management is sued by shareholders;

(8)	the Company, the director, the supervisor or the senior management is punished by the securities regulatory organ or is condemned by Shanghai Stock Exchange;”

The original item (7) and (8) are renumbered subsequently as item (9) and (10), respectively.

(4)	New contents is added as item (5) of Clause 1 of Article 44

“(5) to make audit opinion for the connected transactions of the Company;”

The original item (5), (6), (7) and (8) are renumbered subsequently as item (6), (7), (8) and (9), respectively.

(5)	Article 45

Original:

“The supervisory committee meetings shall keep minutes of meeting. Supervisors present at the meeting and the person taking the minutes (which could be a Supervisor or an authorized person by the supervisory committee) shall sign on the meeting minutes. Supervisors can request to have the speech they make in the meeting recorded in the minutes. The meeting minutes of supervisory committee shall be safely and properly kept as an important file of the Company. The meeting minutes of supervisory committee shall be kept by the secretary to the Board of Directors as the Company’s permanent record.”

APPENDIX V	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

To be amended as:

“The supervisory committee meetings shall keep minutes of meeting. Supervisors present at the meeting and the person taking the minutes (which could be a Supervisor or an authorized person by the supervisory committee) shall sign on the meeting minutes. Supervisors can request to have the speech they make in the meeting recorded in the minutes. The meeting minutes of supervisory committee shall be safely and properly kept as an important file of the Company. The meeting minutes of supervisory committee shall be properly kept as a file of the Company for ten years.”

NOTICE OF EGM

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF EGM

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting of 2013 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Thursday, 26 December 2013 at 8:30 a.m for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 11 November 2013 (the “Circular”):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	to consider and approve the re-election and election of Directors for the seventh session of the Board;

1.1	to consider and approve the re-election of Mr. Si Xian Min as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.2	to consider and approve the re-election of Mr. Wang Quan Hua as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.3	to consider and approve the re-election of Mr. Yuan Xin An as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.4	to consider and approve the re-election of Ms. Yang Li Hua as a non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.5	to consider and approve the re-election of Mr. Tan Wan Geng as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

NOTICE OF EGM

1.6	to consider and approve the re-election of Mr. Zhang Zi Fang as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.7	to consider and approve the re-election of Mr. Xu Jie Bo as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.8	to consider and approve the re-election of Mr. Li Shao Bin as an executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.9	to consider and approve the re-election of Mr. Wei Jin Cai as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.10	to consider and approve the re-election of Mr. Ning Xing Dong as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.11	to consider and approve the re-election of Mr. Liu Chang Le as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

1.12	to consider and approve the election of Mr. Tan Jin Song as an independent non-executive Director of the Company to hold office until the expiry of the term of the seventh Session of the Board.

2.	to consider and approve the re-election of Supervisors for the seventh session of the Supervisory Committee;

2.1	to consider and approve the re-election of Mr. Pan Fu as a Supervisor representing the Shareholders of the Company to hold office until the expiry of the term of the seventh Session of the Supervisory Committee.

2.2	to consider and approve the re-election of Mr. Li Jia Shi as a Supervisor representing the Shareholders of the Company to hold office until the expiry of the term of the seventh Session of the Supervisory Committee.

2.3	to consider and approve the re-election of Ms. Zhang Wei as a Supervisor representing the Shareholders of the Company to hold office until the expiry of the term of the seventh Session of the Supervisory Committee.

3.	to consider and approve the financial services framework agreement dated 8 November 2013 entered into between Southern Airlines Group Finance Company Limited and the Company;

NOTICE OF EGM

AS SPECIAL RESOLUTION

To consider and, if thought fit, approve the following resolution as a special resolution:

4.	THAT the following amendments to the Articles of Association and its appendixes (the Procedural Rules of the Shareholders’ General Meeting, the Procedural Rules of Board of Directors and the Procedural Rules of Supervisory Committee) be and are hereby approved:

(1)	Articles of Association

Article 5

Original:

“Address of the Company:	Guangzhou Economic & Technology Development Zone, Guangdong Province, the PRC
Telephone No.:	(020) 86123303
Facsimile No.:	(020) 86644623”

To be amended as:

“Address of the Company:	House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province
Zip code:	510730”

Clause 1 of Article 160

Original:

“The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise twelve members, one of whom shall be the chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

To be amended as:

“The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise thirteen members, one of whom shall be the chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

NOTICE OF EGM

(2)	The Procedural Rules of the Shareholders’ General Meeting

Clause 1 of Article 31

Original:

“When the Board of Directors issues the notice for the convening of a shareholders’ general meeting, the meeting shall not be postponed without reason. In case the shareholders’ general meeting must be postponed under special circumstances, a notice regarding the postponement must be issued at least five working days before the original date of the shareholders’ general meeting. In the postponement notice, the Board of Directors must state the reasons for the postponement and the date of the postponed meeting.”

To be amended as:

“When the Board of Directors issues the notice for the convening of a shareholders’ general meeting, the meeting shall not be postponed without reason. In case the shareholders’ general meeting must be postponed under special circumstances, a notice regarding the postponement must be issued at least two working days before the original date of the shareholders’ general meeting. In the postponement notice, the Board of Directors must state the reasons for the postponement and the date of the postponed meeting.”

New content is added as Clause 2 of Article 60

“Rights conferred on any class of shareholders in the capacity of shareholders may not be varied or abrogated unless approved by a special resolution of shareholders in shareholders’ general meeting and by holders of shares of that class at a separate meeting. Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote at class meetings.”

Article 73

Original:

“The directors, supervisors, secretary to the Board of Directors, convener or their representative, chairman of the meeting shall sign on the minutes of the meeting, and ensure that the contents of the minutes of meetings are true, accurate and complete. The minutes of meeting shall be kept together with the valid information such as the attendance register of the attending shareholders and the power of attorney of their proxies, the votes cast by way of internet and by other means shall be kept by the secretary to the Board of Directors as the Company’s permanent record.”

NOTICE OF EGM

To be amended as:

“The directors, supervisors, board secretary, convener or their representative, chairman of the meeting shall sign on the minutes of the meeting, and ensure that the contents of the minutes of meetings are true, accurate and complete. The minutes of meeting shall be kept together with the valid information such as the attendance register of the attending shareholders and the power of attorney of their proxies, the votes cast by way of internet and by other means shall be kept at the premises of the Company for a period ten years.”

(3)	The Procedural Rules of Board of Directors

Clause 1 of Article 35

Original:

“The Board of Directors shall comprise twelve members, one of whom shall be the chairman and two of whom shall be the vice chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

To be amended as:

“The Board of Directors shall comprise thirteen members, one of whom shall be the chairman and two of whom shall be the vice chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

Item (13) of Clause 1 of Article 36

Original:

“to appoint or remove the general manager and the secretary to the Board based on the nomination by the chairman of the Board and to determine their remuneration; to appoint or remove the deputy general manager and Chief Financial Officer and Chief Economist, Chief Engineer and Chief Pilot of the Company based on the nomination by the general manager.”

To be amended as:

“to appoint or remove the general manager and the secretary to the Board based on the nomination by the chairman of the Board and to determine their remuneration; to appoint or remove the deputy general manager, Chief Financial Officer, Chief Economist, Chief Engineer, Chief Pilot and other senior management of the Company based on the nomination by the general manager and to determine their remuneration.”

NOTICE OF EGM

Article 61

Original:

“The Chairman of the Board of Directors shall convene an extraordinary board meeting within ten working days when it is:

(1)	considered by the chairman that it is necessary;

(2)	proposed by one third or more of the directors;

(3)	proposed by more than half of the independent directors;

(4)	proposed by shareholders representing more than one tenth of voting rights;

(5)	proposed by the supervisory committee;

(6)	proposed by one third or more of the supervisors;

(7)	proposed by the general manager;

(8)	requested to be convened by the securities regulatory organ;

(9)	otherwise provided by the Articles of Association.”

To be amended as:

“The Chairman of the Board of Directors shall convene and preside over an extraordinary board meeting within ten days when it is:

(1)	considered by the chairman that it is necessary;

(2)	proposed by one third or more of the directors;

(3)	proposed by more than half of the independent directors;

(4)	proposed by shareholders representing more than one tenth of voting rights;

(5)	proposed by the supervisory committee;

(6)	proposed by one third or more of the supervisors;

(7)	proposed by the general manager;

(8)	requested to be convened by the securities regulatory organ;

NOTICE OF EGM

(9)	otherwise provided by the Articles of Association.”

Clause 1 of Article 63

Original:

“Board meeting shall be convened by the following ways:

(1)	notice for convening a board meeting shall be given to all members, via direct delivery, fax or email, ten days before the date of the proposed meeting;

(2)	notice for convening an extraordinary board meeting shall be given to all members, via direct delivery, fax or email, five days before the date of the proposed meeting;”

To be amended as:

“Board meeting shall be convened by the following ways:

(1)	notice for convening a board meeting shall be given to all members, via direct delivery, fax, email or other methods where delivery can be confirmed, ten days before the date of the proposed meeting;

(2)	notice for convening an extraordinary board meeting shall be given to all members, via direct delivery, fax, email or other methods where delivery can be confirmed, five days before the date of the proposed meeting;”

Clause 1 of Article 64

Original:

“Notice of a board meeting shall contain:

(1)	the date and venue of the meeting;

(2)	the method for which the meeting is held;

(3)	the matters to be discussed (the agendas);

(4)	the convener and the chairman of the meeting, the person who proposes the special board meeting and his/her written proposal;

(5)	the materials necessary for the directors to vote in the meeting;

(6)	the request for the personal attendance of the directors or the attendance through the appointment of an alternate director;

NOTICE OF EGM

(7)	the contact person and the method of contact.”

To be amended as:

“Notice of a board meeting shall contain:

(1)	the date and venue of the meeting;

(2)	the method for which the meeting is held;

(3)	the matters to be discussed (the agendas);

(4)	the convener and the chairman of the meeting, the person who proposes the special board meeting and his/her written proposal;

(5)	the date of the notice. The materials necessary for the directors to vote in the meeting;

(6)	the request for the personal attendance of the directors or the attendance through the appointment of an alternate director;

(7)	the contact person and the method of contact.”

(4)	the Procedural Rules of Supervisory Committee

New contents is added as item (9), (10), (11) and (12) of Clause 1 of Article 10

“(9)	The person has been involved in criminal offences subject to investigation by judicial authorities and the case has yet been settled;

(10)	The person is not a natural person;

(11)	A period of five years has not yet elapsed since the person was adjudged by the relevant governing authority to be guilty of contravention of provisions of securities regulations involving fraud or dishonesty; or

(12)	Other stipulations of laws, administrative regulations rules or departmental rules.”

New contents is added as item (9) of Clause 1 of Article 23

“(9)	To represent the Company in negotiation with or bringing an action against a director;”

The original item (9) is renumbered subsequently as item (10).

NOTICE OF EGM

New contents is added as item (7) and (8) of Clause 1 of Article 34

“(7)	the Company, the director, the supervisor or the senior management is sued by shareholders;

(8)	the Company, the director, the supervisor or the senior management is punished by the securities regulatory organ or is condemned by Shanghai Stock Exchange;”

The original item (7) and (8) are renumbered subsequently as item (9) and (10), respectively.

New contents is added as item (5) of Clause 1 of Article 44

“(5)	to make audit opinion for the connected transactions of the Company;”

The original item (5), (6), (7) and (8) are renumbered subsequently as item (6), (7), (8) and (9), respectively.

Article 45

Original:

“The supervisory committee meetings shall keep minutes of meeting. Supervisors present at the meeting and the person taking the minutes (which could be a Supervisor or an authorized person by the supervisory committee) shall sign on the meeting minutes. Supervisors can request to have the speech they make in the meeting recorded in the minutes. The meeting minutes of supervisory committee shall be safely and properly kept as an important file of the Company. The meeting minutes of supervisory committee shall be kept by the secretary to the Board of Directors as the Company’s permanent record.”

To be amended as:

“The supervisory committee meetings shall keep minutes of meeting. Supervisors present at the meeting and the person taking the minutes (which could be a Supervisor or an authorized person by the supervisory committee) shall sign on the meeting minutes. Supervisors can request to have the speech they make in the meeting recorded in the minutes. The meeting minutes of supervisory committee shall be safely and properly kept as an important file of the Company. The meeting minutes of supervisory committee shall be properly kept as a file of the Company for ten years.”

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing and Liu Wei
Joint Company Secretaries

NOTICE OF EGM

Guangzhou, the People’s Republic of China

11 November 2013

As at the date of this notice, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors; Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the EGM

a.	Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, at the close of trading in the afternoon of Monday, 25 November 2013 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM”. Holders of A Shares shall receive a notice separately.

b.	The Directors, Supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM

a.	Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Friday, 6 December 2013, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notices of the EGM as Attachment A.

b.	When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.	Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Monday, 25 November 2013.

d.	26 November to 26 December 2013 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.	An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b.	A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

NOTICE OF EGM

c.	To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.	The EGM is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

1st Floor, No. 278 Ji Chang Road

Guangzhou 510405, Guangdong Province

People’s Republic of China

Telephone No.: (+86) 20-8612 4462

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mao Lixing

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.

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